82-4211

Grupo
CONTINENTAL
S.A.B.

[redacted]

08000957

February 21th, 2008.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A.B., as of December 31th, 2007.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (file number 82-4211).

Very truly yours,

Javier Francisco Saldaña González
Chief Financial Officer

Encl.
JFSG'stc
GC'2

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 • Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

AL 31 DE DICIEMBRE DE 2007 Y 2006 CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	10,506,249	100	9,696,195	100
s02	ACTIVO CIRCULANTE	3,346,481	32	2,996,375	31
s03	EFECTIVO E INVERSIONES TEMPORALES	2,020,860	19	1,694,196	17
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	405,906	4	403,766	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	99,946	1	103,054	1
s06	INVENTARIOS	819,769	8	795,359	8
s07	OTROS ACTIVOS CIRCULANTES	0	0	0	0
s08	ACTIVO A LARGO PLAZO	1,362,075	13	1,077,403	11
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	1,047,537	10	1,037,421	11
s11	OTRAS INVERSIONES	314,538	3	39,982	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	5,091,621	48	4,911,771	51
s13	INMUEBLES	3,468,872	33	3,395,630	35
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,293,869	31	3,196,066	33
s15	OTROS EQUIPOS	3,299,251	31	3,184,511	33
s16	DEPRECIACION ACUMULADA	4,989,584	47	4,865,808	50
s17	CONSTRUCCIONES EN PROCESO	19,213	0	1,372	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	536,933	5	537,629	6
s19	OTROS ACTIVOS	169,139	2	173,017	2
s20	PASIVO TOTAL	2,169,685	100	1,971,463	100
s21	PASIVO CIRCULANTE	1,081,623	50	788,420	40
s22	PROVEEDORES	475,401	22	365,523	19
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s103	OTROS CREDITOS CON COSTO	0	0	0	0
s25	IMPUESTOS POR PAGAR	267,664	12	109,528	6
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	338,558	16	313,369	16
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS CON COSTO	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,088,062	50	1,183,043	60
s33	CAPITAL CONTABLE	8,336,564	100	7,724,732	100
s34	CAPITAL CONTABLE MINORITARIO	7,188	0	6,300	0
s35	CAPITAL CONTABLE MAYORITARIO	8,329,376	100	7,718,432	100
s36	CAPITAL CONTRIBUIDO	994,418	12	994,418	13
s79	CAPITAL SOCIAL PAGADO	953,750	11	953,750	12
s39	PRIMA EN VENTA DE ACCIONES	40,668	0	40,668	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	7,334,958	88	6,724,014	87
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	9,339,722	112	8,697,762	113
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(2,004,764)	(24)	(1,973,748)	(26)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	2,020,860	100	1,694,196	100
s46	EFECTIVO	143,651	7	88,226	5
s47	INVERSIONES TEMPORALES	1,877,209	93	1,605,970	95
s07	OTROS ACTIVOS CIRCULANTES	0	0	0	0
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	536,933	100	537,629	100
s48	GASTOS AMORTIZABLES (NETO)	555	0	655	0
s49	CREDITO MERCANTIL	536,378	100	536,974	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	169,139	100	173,017	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	165,428	98	169,420	98
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3.711	2	3.597	2
s21	PASIVO CIRCULANTE	1,081,623	100	788,420	100
s52	PASIVOS EN MONEDA EXTRANJERA	17,204	2	12,786	2
s53	PASIVOS EN MONEDA NACIONAL	1,064,419	98	775,634	98
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	338,558	100	313,369	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	338,558	100	313,369	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,088,062	100	1,183,043	100
s66	IMPUESTOS DIFERIDOS	734,033	67	856,399	72
s91	PASIVOS LABORALES	354,029	33	326,644	28
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	953,750	100	953,750	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	938,750	98	938,750	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL — TRIMESTRE: 4 — AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	9,339,722	100	8,697,762	100
s93	RESERVA LEGAL	52,549	1	52,549	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	7,532,253	81	6,836,062	79
s45	RESULTADO DEL EJERCICIO	1,604,920	17	1,659,151	19
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(2,004,764)	100	(1,973,748)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(855,908)	43	(824,892)	42
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,148,856)	57	(1,148,856)	58
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s72	CAPITAL DE TRABAJO	2,264,858	2,207,955
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,913	4,902
s76	NUMERO DE OBREROS (*)	8,885	8,849
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL — TRIMESTRE: 4 — AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	12,283,253	100	11,899,014	100
r02	COSTO DE VENTAS	5,819,360	47	5,612,898	47
r03	UTILIDAD (PERDIDA) BRUTA	6,463,893	53	6,286,116	53
r04	GASTOS GENERALES	4,333,843	35	4,225,646	36
r05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	2,130,050	17	2,060,470	17
r08	OTROS INGRESOS Y (GASTOS), NETO	(138,992)	(1)	(18,939)	0
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	76,918	1	82,182	1
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	144,082	1	129,319	1
r48	PARTIDAS NO ORDINARIAS	0	0	0	0
r09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	2,212,058	18	2,253,032	19
r10	IMPUESTOS A LA UTILIDAD (1)	606,249	5	592,979	5
r11	UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	1,605,809	13	1,660,053	14
r14	OPERACIONES DISCONTINUADAS	0	0	0	0
r18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	1,605,809	13	1,660,053	14
r19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	889	0	902	0
r20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	1,604,920	13	1,659,151	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	12,283,253	100	11,899,014	100
r21	NACIONALES	12,283,140	100	11,898,680	100
r22	EXTRANJERAS	113	0	334	0
r23	CONVERSION EN DOLARES (***)	10	0	34	0
r08	OTROS INGRESOS Y (GASTOS), NETO	(138,992)	100	(18,939)	100
r49	OTROS INGRESOS Y (GASTOS), NETO	95,685	(69)	202,063	(1067)
r34	P.T.U. CAUSADA	244,150	(176)	229,347	(1211)
r35	P.T.U. DIFERIDA	(9,473)	7	(8,345)	44
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	76,918	100	82,182	100
r24	INTERESES PAGADOS	14,953	19	14,438	18
r42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	108,381	141	97,216	118
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	34,279	45	39,490	48
r28	RESULTADO POR POSICION MONETARIA	(50,789)	(66)	(40,086)	(49)
r10	IMPUESTOS A LA UTILIDAD (1)	606,249	100	592,979	100
r32	IMPUESTO CAUSADO	636,630	105	590,756	100
r33	IMPUESTO DIFERIDO	(30,381)	(5)	2,223	0

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	12,505,154	12,089,994
r37	RESULTADO FISCAL DEL EJERCICIO	2,216,994	1,963,399
r38	VENTAS NETAS (**)	12,283,253	11,899,014
r39	RESULTADO DE OPERACIÓN (**)	2,130,050	2,060,470
r40	PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA(**)	1,604,920	1,659,151
r41	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA(**)	1,605,809	1,660,053
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	367,952	379,808

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,068,447	100	2,867,250	100
rt02	COSTO DE VENTAS	1,472,873	48	1,375,510	48
rt03	UTILIDAD (PERDIDA) BRUTA	1,595,574	52	1,491,740	52
rt04	GASTOS GENERALES	1,095,213	36	1,055,877	37
rt05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	500,361	16	435,863	15
rt08	OTROS INGRESOS Y (GASTOS), NETO	(14,507)	0	83,788	3
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	6,945	0	(3,450)	0
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	10,822	0	26,620	1
rt48	PARTIDAS NO ORDINARIAS	0	0	0	0
rt09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	503,621	16	542,821	19
rt10	IMPUESTOS A LA UTILIDAD (1)	146,856	5	120,946	4
rt11	UTILIDAD (PERDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	356,765	12	421,875	15
rt14	OPERACIONES DISCONTINUADAS	0	0	0	0
rt18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	356,765	12	421,875	15
rt19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	(263)	0	343	0
rt20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	357,028	12	421,532	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,068,447	100	2,867,250	100
rt21	NACIONALES	3,068,447	100	2,867,175	100
rt22	EXTRANJERAS	0	0	75	0
rt23	CONVERSION EN DOLARES (***)	0	0	7	0
rt08	OTROS INGRESOS Y (GASTOS), NETO	(14,507)	100	83,788	100
rt49	OTROS INGRESOS Y (GASTOS), NETO	40,123	(277)	129,785	155
rt34	P.T.U. CAUSADA	56,915	(392)	49,340	59
rt35	P.T.U. DIFERIDA	(2,285)	16	(3,343)	(4)
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	6,945	100	(3,450)	100
rt24	INTERESES PAGADOS	4,350	63	4,218	(122)
rt42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	29,270	421	25,545	(740)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	2,115	30	(5,975)	173
rt28	RESULTADO POR POSICION MONETARIA	(20,090)	(289)	(18,802)	545
rt10	IMPUESTOS A LA UTILIDAD (1)	146,856	100	120,946	100
rt32	IMPUESTO CAUSADO	138,513	94	120,081	99
rt33	IMPUESTO DIFERIDO	8,343	6	865	1

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	92,659	108,834

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2007 Y 2006

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	UTILIDAD (PERDIDA) NETA CONSOLIDADA	1,605,809	1,660,053
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	210,390	264,715
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,816,199	1,924,768
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	244,590	(115,624)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	2,060,789	1,809,144
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	47,791	144,612
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(962,960)	(1,402,804)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(915,169)	(1,258,192)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(818,956)	(474,819)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	326,664	76,133
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,694,196	1,618,063
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,020,860	1,694,196

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	210,390	264,715
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO *	367,952	379,808
c41	+ (-) OTRAS PARTIDAS	(157,562)	(115,093)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	244,590	(115,624)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	968	(26,901)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(49,580)	(21,362)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	109,877	(50,238)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	183,325	(17,123)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	47,791	144,612
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	118,982	157,902
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(71,191)	(13,290)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(962,960)	(1,402,804)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(962,960)	(1,402,804)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(818,956)	(474,819)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(547,726)	(481,616)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(271,230)	6,797

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE			TRIMESTRE AÑO ANTERIOR IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	2.14		$	2.21	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD (PERDIDA) ANTES DE OPERACIONES DISCONTINUADAS POR ACCION ORDINARIA (**)	$	2.14		$	2.21	
d05	EFECTO DE OPERACIONES DISCONTINUADAS SOBRE LA UTILIDAD (PERDIDA) POR ACCION (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	11.11		$	10.29	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	1.25		$	1.75	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS .		2.33	veces		2.32	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		12.08	veces		10.79	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.07	%	13.95	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	19.26	%	21.49	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	15.28	%	17.12	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	58.63	%	108.92	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(3.16)	%	(2.41)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.16	veces	1.22	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.41	veces	2.42	veces
p08	ROTACION DE INVENTARIOS(**)	7.09	veces	7.05	veces
p09	DIAS DE VENTAS POR COBRAR	10.34	dias	10.62	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	20.65	%	20.33	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.26	veces	0.25	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.79	%	0.64	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	142.44	veces	142.71	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.66	veces	6.03	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.09	veces	3.80	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.33	veces	2.79	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.54	veces	1.51	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	186.83	%	214.88	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.78	%	16.17	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.99	%	(0.97)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	137.81	veces	125.30	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(5.22)	%	(11.49)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	105.22	%	111.49	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	66.88	%	101.43	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONÓMICO

Durante el último trimestre del año en nuestro país se registraron acontecimientos políticos y económicos que el Gobierno ha manejado satisfactoriamente, tanto la aprobación de la reforma electoral, como el incremento de algunos insumos energéticos, sin que éstos tuvieran efectos sociales y económicos relevantes.

Por otro lado, iniciamos el 2008 con eventos que generan incertidumbre: la disminución en el crecimiento económico de Estados Unidos y su contagio a los mercados mundiales, así como las próximas elecciones presidenciales en el mes de noviembre en ese país.

Hay una alta correlación de la economía mexicana con la de Estados Unidos, por lo que tendríamos que afrontar ciertos riesgos en el caso de agudizarse la situación económica en ese país. Por otra parte, existe disposición de nuestro Gobierno para tratar de compensar estos efectos, reactivando la economía interna, invirtiendo fuertemente este año para modernizar y ampliar la infraestructura de nuestro país.

Se espera que el impacto negativo de la economía de Estados Unidos no sea tan dramática como en otras ocasiones, ya que la situación económica de nuestro País es muy diferente a la de hace algunos años, en la que afrontamos situaciones parecidas. En la actualidad contamos con una inflación controlada, un tipo de cambio estable y altos precios del petróleo, lo que nos permite mantener nuestros planes y confianza en que tendremos finanzas públicas sanas en el presente año.

LA OPERACIÓN Y SUS RESULTADOS

El volumen total de ventas incluyendo bonificaciones y muestreos alcanzó 406 millones de cajas unidad, 5.1% mayor al que vendimos el año anterior. Los Refrescos y las Bebidas Emergentes aportaron al volumen total la cantidad de 292 millones de cajas unidad; el Agua Embotellada aportó un volumen de 114 millones de cajas unidad; ésto se vio reflejado en un incremento de Ventas Netas del 3.2% respecto al año anterior, para alcanzar más de 1,100 millones de dólares durante el año.

Como resultado de la administración de ingresos y mezcla de presentaciones, el precio por caja unidad, sin incluir garrafón y bidón, fue $ 39.19.

Continuamos manteniendo la preferencia del consumidor, como resultado del manejo de nuestras marcas líderes, el esmerado servicio a nuestros clientes y la mejora continua en ejecución y eficiencia de nuestros procesos.

Durante el 2007 atendimos más de 839 mil clientes de refrescos y garrafón a través de 2,228 rutas de distribución. En el mercado tenemos 169,000 equipos de refrigeración y servimos a una población de 13 millones de habitantes.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 548 millones de pesos, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

Al cierre de 2007 nuestro saldo en efectivo e inversiones de fácil realización alcanzaron 2,021 millones de pesos, manteniendo nuestro pasivo con costo en cero. Es por ello que nuestros estados financieros muestran la excelente liquidez y rentabilidad que guarda el negocio, la cual se refleja en la fortaleza financiera y operativa de la empresa.

1.-CUMPLIMIENTO CON NORMAS DE INFORMACION FINANCIERA

Los estados financieros consolidados que se acompañan han sido preparados por la administración de la Compañía de conformidad con las Normas de Información Financiera (NIF), emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.

2.-ACTIVIDADES DE LA COMPAÑIA

Con fecha 14 de diciembre de 2006 se celebró una Asamblea General Extraordinaria de Accionistas para transformar a Grupo Continental, S.A. en una Sociedad Anónima Bursátil (S.A.B.), con el propósito de cumplir con las disposiciones de la Nueva Ley del Mercado de Valores.

Grupo Continental, S.A.B. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A.B. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A.B. debe basarse en los estados financieros consolidados que también se presentan.

3.-BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social, todas ellas establecidas en territorio nacional. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

4.-PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes:

a)Reconocimiento de los efectos de la inflación en la información financiera

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b)Efectivo e inversiones temporales

El efectivo consiste en depósitos en cuentas bancarias que no generan interés. Las inversiones temporales corresponden a inversiones de renta fija a corto plazo cuyo vencimiento original es menor a tres meses. Estas inversiones se expresan al costo más los rendimientos devengados. El valor así determinado es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones en donde la Compañía no tiene influencia significativa se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC. Véase Nota 8.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 9.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. Al 31 de diciembre de 2007 y de 2006, el crédito mercantil acumulado ascendió a $ 536,377 y $ 536,974 respectivamente, y se incluye en los otros activos no circulantes en el balance general consolidado. De acuerdo con las disposiciones del Boletín B-7, "Adquisiciones de negocios", este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración y su disposición

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos

de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año como una pérdida por deterioro. Cuando se tiene la intención de vender activos, éstos se presentan en los estados financieros a su valor actualizado o de realización, el menor.

i)Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. En el plan de pensiones de dos subsidiarias, la edad de retiro es de 65 años, debiendo tener como mínimo 15 años de servicio. Una parte del plan de estas dos empresas es de "beneficios definidos" y otra de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales. Las contribuciones totales a los fondos mencionados ascendieron a $ 82.2 y $ 84.7 millones de pesos en 2007 y 2006, respectivamente, las cuales incluyen las aportaciones al plan de contribución definida por $ 13.6 y $ 15.0 millones de pesos en 2007 y 2006. Los pagos realizados por el fideicomiso a los empleados pensionados ascendieron a $ 85.5 y $ 101.5 millones de pesos durante 2007 y 2006, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j)Impuesto sobre la renta (ISR) y participación
de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias

temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A.B. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 14.

k)Uso de estimaciones

La preparación de estados financieros de acuerdo con las NIF, requiere el uso de estimaciones confiables de eventos que no son susceptibles de ser cuantificados con exactitud a la fecha de emisión de los estados financieros. Los resultados reales podrían diferir de las estimaciones realizadas.

l)Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 5.

m)Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n)Reconocimiento de ingresos

Los ingresos se reconocen en el período en el que se transfieren los beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos productos en cumplimiento de sus pedidos. Las ventas netas corresponden a los productos vendidos a precio de lista, neto de las devoluciones y de los descuentos otorgados.

o)Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y promoción, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 41% de ciertos programas de publicidad y promoción, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 55% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos

gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p)Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

q)Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta.

r)Concentración de riesgos

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

Las ventas de refresco y agua purificada que la Compañía realiza, corresponden a productos de marcas propiedad de The Coca-Cola Company. La Compañía tiene celebrado un contrato de franquicia con esta empresa, el cual vence en julio de 2014 y se considera que al término de su vigencia sea nuevamente renovado. De acuerdo con dicho contrato, los concentrados que se utilizan para la preparación de los diferentes productos deben ser suministrados exclusivamente por dicha empresa.

s)Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con las NIF aplicables, se llevaron directamente a la inversión de los accionistas.

t)Información financiera por segmentos

Como se indica en la Nota 3, Grupo Continental, S.A.B. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

u)Estado de resultados

A partir del 1° de enero de 2007 se encuentra vigente la NIF B-3 "Estado de resultados", la cual establece los criterios generales para la presentación y estructura del estado de resultados, relativa a los requerimientos de contenido y normas generales de revelación, clasificando dicho estado financiero por su función, es decir, en rubros genéricos por los tipos de costos y gastos atendiendo a su contribución a los diferentes niveles de utilidad o pérdida de dicho estado. Por otro lado, la presentación de la PTU causada y diferida se modificó para incluirse, a partir del ejercicio 2007, dentro de los "Otros gastos, neto". Por lo tanto, el estado de resultados por el ejercicio anual terminado el 31 de diciembre de 2006, ha sido reformulado a efectos de hacerlo comparable con el correspondiente de 2007.

v)Normas de Información Financiera y nuevos pronunciamientos

A partir del 1° de enero de 2008, se encuentran en vigor nuevos pronunciamientos normativos emitidos por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), los cuales deberán ser observados para la presentación de información financiera. Una síntesis de las nuevas disposiciones normativas se describe a continuación:

NIF B-2 "Estado de flujo de efectivo"

Esta NIF elimina el Boletín B-12 "Estado de cambios en la situación financiera" y establece como obligatoria la emisión del estado de flujo de efectivo, determinado sobre la base de valores nominales de las partidas monetarias y no monetarias, sin incluir efectos de inflación.

En dicho estado, deben presentarse los flujos de efectivo de operación seguidos de los relativos a inversión y finalmente los de financiamiento.

NIF B-10 "Efectos de la Inflación"

Se efectuaron algunos cambios al anterior Boletín B-10 para adecuarlo a las circunstancias actuales. Los cambios más importantes son los siguientes:
* Se establece la obligación de reconocer los efectos de la inflación únicamente en entornos inflacionarios (inflación igual o mayor al 26% acumulada en los tres ejercicios anuales anteriores).
* Se incluye la opción de utilizar el valor de las unidades de inversión (UDIS) en lugar del INPC.
* Se elimina la posibilidad de utilizar valores de reposición para actualizar el valor de los inventarios, así como la indización específica para activos fijos.
* El exceso o insuficiencia en la actualización de la inversión de los accionistas se puede reclasificar a resultados acumulados.

NIF D-3 "Beneficios a los empleados"

Esta NIF adecúa la estructura del anterior Boletín D-3, identificando tres tipos de beneficios a los empleados: beneficios directos a corto y largo plazo, beneficios por terminación de la relación laboral y beneficios al retiro. Entre los cambios más relevantes se destacan los siguientes:

* Se consideran períodos más cortos para la amortización de partidas pendientes de amortizar.
* Se elimina el tratamiento relativo al reconocimiento de un pasivo adicional, así como del activo intangible correlativo.
* A los beneficios por terminación laboral se les da el tratamiento de una provisión que debe reconocerse directamente en resultados.
* Se incorpora a esta NIF la participación a los trabajadores en las utilidades de las empresas (PTU). Hasta el 31 de diciembre de 2007 se reconocía la PTU diferida sobre las diferencias temporales que surgían de la conciliación entre la utilidad contable y la fiscal y, a partir de 2008, se deberá determinar la PTU diferida calculada con base al método de activos y pasivos, tal y como lo define la NIF D-4 "Impuestos a la utilidad". El efecto inicial de este cambio se estima que disminuirá las utilidades acumuladas en aproximadamente $ 137,000.

NIF D-4 "Impuestos a la utilidad"

Esta NIF se modifica incorporando diversos cambios entre los que destacan:

* La PTU causada y diferida se considera un gasto ordinario, por lo que las disposiciones normativas de reconocimiento contable que le son relativas se reubican en la NIF D-3 "Beneficios a los empleados".
* El impuesto al activo se reconoce como un crédito fiscal sólo cuando exista la probabilidad de acreditarlo contra el impuesto a la utilidad de períodos futuros.
* Se establecen los casos en que la aplicación inicial de esta norma debe hacerse con base en el método retrospectivo prescrito en la NIF B-1, "Cambios contables y correcciones de errores".
* Se requiere que el saldo del efecto acumulado de ISR diferido se reclasifique a los resultados de ejercicios anteriores.

5.-ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2007 se tenían activos y pasivos por 99.3 y 1.6 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 10.90 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2007 y de 2006, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 12.7 y 26.3 millones de dólares, respectivamente.

Al 18 de enero de 2008, fecha de emisión de los estados financieros, el tipo de cambio fue de 10.94 pesos por un dólar.

6.-PARTES RELACIONADAS

Los saldos con partes relacionadas se integran como sigue:

	31 de diciembre de 2007	31 de diciembre de 2006
The Coca-Cola Company (1)	$ 65,988	$ 46,482
The Coca-Cola Company (2)	219,465	158,631
Industria Envasadora de Querétaro, S.A. de C.V.(3)	12,969	12,379
Total cuentas por pagar	$ 232,434	$ 171,010

(1) Saldos por cobrar que provienen de los gastos participables mencionados en la Nota 4-o.

(2) Corresponden a la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE.

(3) Saldos que provienen por la compra de refrescos enlatados.

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A.B. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de			
	2007	2006	2007	2006
The Coca-Cola Company, compañía relacionada:				
Compra de concentrado	$ 1,895,832	$ 1,739,430		
Publicidad pagada	169,356	200,676		
Intereses pagados	10,489	9,792		
Servicios pagados	46,900	67,608		
Promotora Industrial Azucarera, S.A. de C.V., compañía asociada:				
Compra de azúcar	1,054,784	1,006,075		
Industria Envasadora de Querétaro, S.A. de C.V., compañía asociada:				
Compra de refrescos enlatados	399,106	345,548		
Compañías subsidiarias:				
Comisiones y mediaciones			$ 127,436	$ 121,777
Intereses cobrados			27,781	36,823
Servicios de transporte aéreo			25,245	18,432
Intereses pagados			230,755	203,394
Servicios pagados			5,603	5,596
Beneficios otorgados a directivos relevantes de la Compañía:				
Beneficios directos a corto y largo plazo	33,038	29,521		

7.-INVENTARIOS

	31 de diciembre de	
	2007	2006
Productos terminados	$ 150,140	$ 139,317
Productos en proceso	3,954	7,131
Materias primas	108,130	106,281
Almacén general	11,071	8,521
Refacciones y herramientas	155,593	147,584
Cajas y envases retornables	359,013	376,356
Mercancías en tránsito	28,967	10,158
Anticipos a proveedores	2,901	11
	$ 819,769	$ 795,359

8.-INVERSIONES EN ACCIONES

Las inversiones en acciones que posee la Compañía se integran como sigue:

	Porcentaje de participación	Inversión en acciones	Participación en resultados
31 de diciembre de 2007:			
Promotora Industrial Azucarera, S.A. de C.V.(1)	49.00	$ 877,929	$ 118,347
Industria Envasadora de Querétaro, S.A. de C.V.(2)	14.26	72,774	6,300
Andamios Atlas, S.A. de C.V.(3)	24.41	96,834	19,436
Total de inversión en compañías asociadas		1,047,537	144,083
Otras inversiones (4)		314,538	
		$ 1,362,075	$ 144,083
31 de diciembre de 2006:			
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$ 877,455	$ 111,070
Industria Envasadora de Querétaro, S.A. de C.V.	15.50	78,139	6,651
Andamios Atlas, S.A. de C.V.	24.41	81,827	11,598
Total de inversión en compañías asociadas		1,037,421	129,319
Otras inversiones		39,982	
		$ 1,077,403	$ 129,319

(1) Esta empresa se dedica a la producción y venta de azúcar, siendo el único proveedor de esta materia prima de las embotelladoras subsidiarias de la Compañía. Véase Nota 6.
(2) Empresa que produce refresco en lata, vendiendo parte de su producción a las embotelladoras subsidiarias de la Compañía. Durante el 2007, la Compañía redujo su tenencia accionaria del 15.5% al 14.26%. Véase Nota 6.
(3) Su actividad principal es la fabricación, arrendamiento y compra-venta de andamios y maquinaria para la construcción.
(4) Incluye $ 264,618 que corresponden a la aportación para la compra del 5.4% del capital social de Jugos del Valle, S.A.B. de C.V.

9.-INMUEBLES, MAQUINARIA Y EQUIPO

	31 de diciembre de 2007	31 de diciembre de 2006	Depreciación anual promedio %
Edificios	$ 2,527,894	$ 2,457,366	2.1
Equipo de fábrica	3,018,937	2,975,196	5.6
Equipo anticontaminante	126,849	126,602	4.6
Equipo de transporte	1,858,940	1,827,047	6.9
Mobiliario y otros equipos	919,957	828,031	12.8
	8,452,577	8,214,242	
Depreciación acumulada	(4,452,583)	(4,326,721)	
	3,999,994	3,887,521	
Terrenos	935,349	932,753	
Obras y equipos en proceso y anticipos	156,278	91,497	
	$ 5,091,621	$ 4,911,771	

10.-COMPENSACIONES AL PERSONAL.Véase Nota 4-i

11.-INVERSION DE LOS ACCIONISTAS

a)Capital social

Al 31 de diciembre de 2007, el capital social de la compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

b)Reserva legal

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2007, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

c)Reserva para recompra de acciones propias

Al 31 de diciembre de 2007 las utilidades acumuladas incluyen $ 150,000 de reserva para recompra de acciones propias.

d)Dividendos y reembolsos de capital

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Al 31 de diciembre de 2007, el saldo de la CUFIN y CUCA de la Compañía ascendía a $ 5,508,555 y $ 629,087, respectivamente.

e)Dividendos pagados

Los dividendos pagados fueron como sigue:

	Años que terminaron el 31 de diciembre de	
	2 0 0 7	2 0 0 6
Dividendos pagados	$ 962,960	$ 1,402,804
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	1.28	1.87
Dividendo por acción (en pesos nominales)	1.25	1.75

12.-PARTICIPACION MINORITARIA

Como se menciona en la Nota 3, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

13.-OTROS INGRESOS Y GASTOS

Durante 2006, algunas subsidiarias ganaron los amparos que habían interpuesto para poder deducir la PTU pagada en los años de 2003, 2004 y 2005. El efecto de ISR recuperado por dicha deducción ascendió a $ 163,249 y se presentan dentro de los otros gastos, neto, en el estado consolidado de resultados.

Al 31 de diciembre de 2007, los otros gastos, neto, incluyen $ 243,946 de PTU causada y un crédito de PTU diferida por $ 9,269 ($ 229,143 y $ 8,141, respectivamente, en 2006).

14.-IMPUESTOS A LA UTILIDAD

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2005, la tasa aplicable de ISR a partir de 2007 es del 28%. En 2006 la tasa de ISR fue del 29%.

A partir del 1° de enero de 2008, se encuentra en vigor la Ley del Impuesto Empresarial a Tasa Única (IETU). El IETU se causa a la tasa del 16.5% y se incrementará al 17% en 2009 y al 17.5% a partir de 2010. La base del impuesto se determina sumando los ingresos cobrados por enajenación de bienes, prestación de servicios independientes y el otorgamiento del uso o goce temporal de bienes, menos ciertas deducciones pagadas, incluyendo las compras de inventarios y las inversiones en activo fijo. El impuesto causado se podrá disminuir con diversos créditos relacionados con los sueldos y salarios, contribuciones de seguridad social, inversiones en activos fijos pendientes de deducir a la entrada en vigor de dicha ley, una parte de los inventarios, entre otros, así como con el ISR efectivamente pagado en el ejercicio, de tal manera que el IETU se pagará sólo por la diferencia entre el ISR y el IETU causado, cuando este último sea mayor. Derivado de la entrada en vigor del IETU, a partir de 2008 la Ley del Impuesto al Activo fue abrogada.

El 1° de octubre de 2007 se publicó en el Diario Oficial de la Federación, la Ley del Impuesto a los Depósitos en Efectivo (IDE), misma que entrará en vigor a partir del 1° de julio de 2008. El IDE se causa a la tasa del 2% sobre los depósitos en efectivo que superen de forma acumulada mensual veinticinco mil pesos tomando en consideración que será aplicable por cada institución del sistema financiero mexicano. El IDE podrá ser acreditable contra el ISR del propio ejercicio y en su caso contra el ISR retenido a terceros.

El análisis del ISR cargado a los resultados consolidados es como sigue:

	Años que terminaron el 31 de diciembre de	
	2 0 0 7	2 0 0 6
ISR causado	$ 639,931	$ 590,757
ISR diferido	(33,681)	2,222
	$ 606,250	$ 592,979

El ISR cargado al estado de resultados individual de la Compañía por $11,333 ($ 19,271 en 2006), corresponde al ISR proveniente de las operaciones de la Compañía como ente individual, e incluye los efectos a cargo o a favor provenientes de la consolidación fiscal.

La conciliación entre la tasa nominal y efectiva del ISR se muestra a continuación:

	Años que terminaron el 31 de diciembre de 2007	2006
Tasa nominal de ISR	28.0 %	29.0 %
Diferencias permanentes:		
Gastos no deducibles	1.3	0.8
Otras	(0.5)	(0.2)
Diferencia entre la PTU causada y disminuible	0.4	0.4
ISR recuperado (véase Nota 13)		(2.1)
Tasa efectiva de ISR antes de la siguiente partida	29.2	27.9
Participación en los resultados de asociadas	(1.8)	(1.6)
	27.4 %	26.3 %

La integración del pasivo por impuestos diferidos se analiza a continuación:

	31 de diciembre de 2007	2006
Impuesto sobre la renta diferido	$ 690,872	$ 730,871
Participación de los trabajadores en las utilidades diferido	41,440	52,616
Impuesto sobre la renta por pagar a largo plazo	1,721	72,913
	$ 734,033	$ 856,400

A continuación se muestra un resumen de las principales partidas temporales que integran el pasivo por ISR diferido al 31 de diciembre de 2007:

	Diferencia temporal	ISR diferido
Inventarios	$ 276,130	$ 77,316
Activos fijos	2,421,511	678,023
Provisión para compensaciones al personal	(188,601)	(52,808)
PTU diferido	(41,115)	(11,512)
Otras partidas, neto	(525)	(147)
	$ 2,467,400	690,872
Pasivo al 31 de diciembre de 2006		(730,871)
ISR diferido acreditado en la insuficiencia en la actualización de la inversión de los accionistas		6,318
ISR diferido acreditado a resultados		$ (33,681)

15.-CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas relativas, imponiendo una multa de 10.5 millones de pesos a cada una de las empresas involucradas. Estas han promovido diversas instancias legales y a la fecha estos asuntos se encuentran pendientes de resolución.

Además del procedimiento antes referido, durante el 2003 la Compañía, junto con la mayoría de las embotelladoras, fueron denunciadas por Big Cola ante la CFC, también por supuestas prácticas monopólicas relativas, sancionando solo a Grupo Continental, S.A.B., a Embotelladora La Favorita, S.A. de C.V. y a Embotelladora Zapopan, S.A. de C.V. con multas de 10.5 millones de pesos para cada una. Estas empresas han promovido diversas instancias legales y a la fecha estos asuntos se encuentran pendientes de resolución.

En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, el cual es más amplio que el considerado por la CFC, por lo que se considera que las resoluciones finales de los procedimientos legales en trámite antes mencionados, serán a favor de las empresas denunciadas.

b) Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, tiene celebrado un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

* El plazo del arrendamiento vence en abril de 2011, con una renta básica mensual de 198,771 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A.B. es garante del contrato. En caso de rescindir el contrato en forma anticipada, la subsidiaria se obliga a pagar la diferencia entre las rentas no cubiertas (aplicando una tasa de descuento) y el valor de mercado del avión.
* El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

16.- EMISION DE LOS ESTADOS FINANCIEROS

La emisión de los estados financieros consolidados e individuales que se presentan, fue autorizada el 18 de enero de 2008 por el L.C. Javier Francisco Saldaña González, Director Ejecutivo de Finanzas de la Compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

TRIMESTRE 4 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,117	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	71,306	14.26	8,895	72,774
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	96,834
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	877,929
TOTAL DE INVERSIONES EN ASOCIADAS				80,494	1,047,537
OTRAS INVERSIONES PERMANENTES					314,538
TOTAL				80,494	1,362,075

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 4 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS																
COMERCIO EXTERIOR																
CON GARANTIA																
BANCA COMERCIAL																
OTROS																
TOTAL BANCARIOS					0	0	0	0	0	0	0	0	0	0	0	0

82-4211

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 4 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL - INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA - INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES																
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)																
QUIROGRAFARIOS																
CON GARANTIA																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CON GARANTIA																
TOTAL BURSATILES Y COLOCACIONES PRIVADAS					0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 4 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA CONCERTACION	FECHA DE VENCIMIENTO		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL – INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA – INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES																
DIVERSOS	NA	31/12/2007	31/12/2008		0	467,091	0	0	0	0						
DIVERSOS	SI	31/12/2007	30/04/2008								0	8,310	0	0	0	0
TOTAL PROVEEDORES					0	467,091	0	0	0	0	0	8,310	0	0	0	0
OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO (S103 Y S30)																
	NA				0	0	0	0	0	0						
	NO										0	0	0	0	0	0
TOTAL OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO					0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES SIN COSTO (S26)																
DIVERSOS	NA				0	329,664	0	0	0	0						
DIVERSOS	NO										0	8,894	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES SIN COSTO					0	329,664	0	0	0	0	0	8,894	0	0	0	0
TOTAL GENERAL					0	796,755	0	0	0	0	0	17,204	0	0	0	0

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	99,305	1,082,851	0	0	1,082,851
PASIVO	1,578	17,204	0	0	17,204
CORTO PLAZO	1,578	17,204	0	0	17,204
LARGO PLAZO	0	0	0	0	0
SALDO NETO	97,727	1,065,647	0	0	1,065,647

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.9043 US DOLLAR PUBLICADO POR EL BANCO DE MÉXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN POR EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE: 4 AÑO: 2007

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,125,375	880,838	(1,244,537)	0.52	(6,428)
FEBRERO	2,180,208	858,550	(1,321,658)	0.28	(3,694)
MARZO	2,295,628	909,009	(1,386,619)	0.22	(3,001)
ABRIL	1,661,453	1,129,024	(532,429)	(0.06)	318
MAYO	1,809,103	1,093,261	(715,842)	(0.49)	3,492
JUNIO	1,840,533	1,037,844	(802,689)	0.12	(964)
JULIO	2,065,244	1,089,633	(975,611)	0.42	(4,143)
AGOSTO	2,132,192	1,023,993	(1,108,199)	0.41	(4,515)
SEPTIEMBRE	2,365,904	1,137,421	(1,228,483)	0.77	(9,539)
OCTUBRE	2,550,827	1,123,532	(1,427,295)	0.39	(5,562)
NOVIEMBRE	2,700,824	1,215,297	(1,485,527)	0.71	(10,481)
DICIEMBRE	2,533,834	1,202,621	(1,331,213)	0.41	(5,503)
ACTUALIZACIÓN				0.00	(769)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(50,789)

DATOS INFORMATIVOS:	
REPOMO CAPITALIZADO	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

INSTRUMENTOS DE DEUDA

CONSOLIDADO

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	74.75
REGION CENTRO	EMBOTELLADORA	34,625	70.94
REGION NORTE	EMBOTELLADORA	29,108	51.73
TOTAL GRUPO	EMBOTELLADORA	109,608	67.43
CONCENTRADOS INDUSTRIALES, S.A. DE	FABRICA DE CONCENTRADOS	527	77.80

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 438 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUÍMICAS EN UN TRIMESTRE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.98
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.48
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK			SI	24.73
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.54

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	393,966	12,184,390	0.0	COCA-COLA,	DETALLISTAS EN GENERAL
	0	0	0.0	COCA-COLA LIGHT,	
	0	0	0.0	COCA-COLA ZERO,	
	0	0	0.0	FANTA, FANTA ZERO,	
	0	0	0.0	SPRITE,SPRITE ZERO,	
	0	0	0.0	FRESCA,FRESCA ZERO,	
	0	0	0.0	LIFT, LIFT ZERO,	
	0	0	0.0	DELAWARE,	
	0	0	0.0	SENZAO,NESTEA,	
	0	0	0.0	POWERADE,BURN,	
	0	0	0.0	TAB,SEAGRAMS,	
	0	0	0.0	GINGER ALE,	
	0	0	0.0	AGUA QUINA, CIEL,	
	0	0	0.0	CIEL MINERALIZADA,	
	0	0	0.0	CIEL AQUARIUS,	
	0	0	0.0	CIEL NATURAE Y	
	0	0	0.0	MINUTE MAID	
DIVERSOS	0	98,750	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE ANALISIS QUIMICOS	0	113	0.0	COINSA	DIVERSOS
TOTAL		12,283,253			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 4 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE ANALISIS QUIMICOS	0	113	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		113			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE LAS VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS, SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFÓN DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO NO ES DETERMINABLE.

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 4 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
•	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

== NO APLICA ==

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 4 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

CONSOLIDADO

Impresión Final

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 690,872
ISR DIFERIDO FISCAL	1,721
PTU DIFERIDO (D-4)	41,440
	$ 734,033

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACIÓN DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 214,023
PRIMA DE ANTIGÜEDAD	67,732
INDEMNIZACIÓN LEGAL	72,274
	$ 354,029

END